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                            Amendment to the By-Laws
                                       of

           Credit Suisse Institutional International Growth Fund, Inc.

Pursuant to Article VIII of the By-Laws of Credit Suisse Institutional International Growth Fund, Inc., the name has changed to Credit Suisse Institutional International Fund, Inc.

Dated the 2nd day of July, 2001